SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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(Amendment No. 1)

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PEGASUS COMMUNICATIONS CORPORATION

(Name of the Issuer)

Pegasus Communications Corporation

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.01 par value and

Class B Common Stock, $0.01 par value

(Title of Class of Securities)

705904605

(CUSIP Number of Class of Securities)

Marshall W. Pagon Chairman of the Board and Chief Executive Officer Pegasus Communications Corporation c/o Pegasus Communications Management Company 225 City Line Avenue Bala Cynwyd, PA 19004	With a copy to: Michael B. Jordan, Esq. Drinker Biddle & Reath LLP 18th and Cherry Streets One Logan Square Philadelphia, PA 19103-6996 (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	The filing of a registration statement under the Securities Act of 1933.
c.	A tender offer.
d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation * $250,685.50	Amount of Filing Fee** $26.82

* Calculated solely for purposes of determining the filing fee. This amount is calculated based on the $3.25 per share estimated to be paid for 77,134 shares expected to be cashed out in the Rule 13e-3 transaction.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $. by 0.000107.

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Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26.82

Form or Registration No.: Schedule 13E-3

Filing Party: Pegasus Communications Corporation

Date Filed: September 19, 2006

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INTRODUCTORY STATEMENT

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This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Pegasus Communication Corporation, a Delaware corporation (the “Company”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, in connection with the proposed reverse stock split of the common stock of the Company. The Company is proposing that the Company’s stockholders adopt amendments to the Company’s certificate of incorporation to effect a 1 for 100 reverse stock split. If the reverse stock split transaction is approved and completed, the Company will have fewer than 300 stockholders of record. Accordingly, the Company intends to terminate registration of its Class A common stock under the Exchange Act, and suspend its reporting obligations under Section 13 of the Exchange Act following the reverse stock split. The Company also expects to delist its Class A common stock from the NYSE Arca.

This Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of Amendment No. 1 to the preliminary proxy statement filed by the Company on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, for a meeting of the Company’s stockholders at which stockholders of record will be asked to consider and vote upon a proposal to approve the reverse stock split, to elect four directors to the Company’s board of directors, to approve the Pegasus Communications 2006 Equity Incentive Plan, to approve changing the name of the Company to Xanadoo Company, to approve a reduction in the authorized number of shares of preferred stock of the Company and to act upon such other matters as may properly come before the meeting or any adjournments or postponements thereof. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference, and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Proxy Statement.

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All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A. In accordance with the requirements of General Instruction G to Schedule 13E-3 this Schedule 13E-3 incorporates, where applicable, the information contained in the Proxy Statement in response to the Items hereof.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and address. The name of the subject company is Pegasus Communications Corporation, a Delaware corporation. Its principal executive offices are located at c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, PA 19004. The Company’s telephone number is (610) 934-7000.

(b) Securities. As of August 1, 2006 there were outstanding 11401,493 shares of the Company’s Class A common stock, $0.01 par value per share (the “Class A common stock”), which excludes 285,000 shares held by our consolidated subsidiary and 86,081 shares of the Company’s Class B common stock, $0.01 par value per share (the “Class B common stock”).

(c) Trading market and price. The information set forth in the Proxy Statement under “ABOUT THE COMPANY - Market For Our Stock and Related Stockholder Matters” is incorporated herein by reference. There is no established trading market for the Company’s Class B common stock.

(d) Dividends. The information set forth in the Proxy Statement under the caption “ABOUT THE COMPANY - Market For Our Stock and Related Stockholder Matters” is incorporated herein by reference.

(e) Prior public offerings. The Company has not made an underwritten public offering of its Class A common stock or its Class B common stock during the past three years.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “ABOUT THE COMPANY - Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and address. Pegasus Communications Corporation, the subject company, is the filing person. Its principal executive offices are located at c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, PA 19004 and its telephone number is (610) 934-7000. The information set forth in the Proxy Statement under the captions “Proposal 2. ELECTION OF DIRECTORS,” “ABOUT THE COMPANY - Principal Stockholders” and “ABOUT THE COMPANY – Executive Officers” is incorporated herein by reference.

(b) Business and background of entities. Not applicable.

(c) Business and background of natural persons.

(1) - (2) The information set forth in the Proxy Statement under the captions “Proposal 2. ELECTION OF DIRECTORS” and “Executive Officers and Significant Other Employees” is incorporated herein by reference.

(3) - (4) During the last five years, neither the Company, nor, to its knowledge, any of its directors or executive officers, has been convicted of a criminal proceeding, or was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) All of the directors and executive officers of the Company are United States citizens.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - Appraisal and Dissenters’ Rights” and “SPECIAL FACTORS – No Appraisal and Dissenters’ Rights” is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the caption “ABOUT THE COMPANY - Certain Relationships and Related Transactions” is incorporated herein by reference.

(b) Significant corporate events. None.

(c) Negotiations or contracts. None.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the captions “Proposal 2. ELECTION OF DIRECTORS – Compensation of Directors,” “ABOUT THE COMPANY – Executive Compensation,” “ABOUT THE COMPANY – Principal Stockholders” and “ABOUT THE COMPANY – Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS - Effects of the Transaction” and “SPECIAL FACTORS – Exchange of Certificates and Payments” is incorporated herein by reference.

(c) Plans.

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(6) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Effects of the Transaction,” “SPECIAL FACTORS – Factors Not in Support of the Reverse Stock Split” and “SPECIAL FACTORS – Effects of the Reverse Stock Split “ is incorporated herein by reference.

(7) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Effects of the Transaction,” “SPECIAL FACTORS – Factors Not in Support of the Reverse Stock Split,” “SPECIAL FACTORS – Purpose of the Reverse Stock Split,” and “SPECIAL FACTORS – Effects of the Reverse Stock Split” is incorporated herein by reference

(8) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Effects of the Transaction,” “SPECIAL FACTORS – Factors Not in Support of the Reverse Stock Split” and “SPECIAL FACTORS – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split,” “SPECIAL FACTORS – Purpose of the Reverse Stock Split,” and “SPECIAL FACTORS - Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Reasons for the Proposed Transaction,” “SPECIAL FACTORS – Background of the Reverse Stock Split,” “SPECIAL FACTORS – Purpose of the Reverse Stock Split,” “SPECIAL FACTORS - Reasons for the Reverse Stock Split,” “SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “SPECIAL FACTORS – Fairness Opinion of MidMarket Capital Advisors, LLC” and “SPECIAL FACTORS – Effects of the Reverse Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Effects of the Transaction,” “SPECIAL FACTORS – Factors in Support of the Reverse Stock Split,” “SPECIAL FACTORS – Factors Not in Support of the Reverse Stock Split,” “SPECIAL FACTORS – Effects of the Reverse Stock Split,” “SPECIAL FACTORS – Fairness Opinion of MidMarket Capital Advisors, LLC” and “SPECIAL FACTORS – Material Federal Income Tax Consequences of the Proposed Transaction” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Transaction,” “SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “SPECIAL FACTORS – Factors in Support of the Reverse Stock Split,” “SPECIAL FACTORS - Fairness of the Purchase Price,” “SPECIAL FACTORS – Fairness to Unaffiliated Stockholders,” “SPECIAL FACTORS - Fairness Opinion of MidMarket Capital Advisors, LLC,” “SPECIAL FACTORS – Effects of the Reverse Stock Split,” and “SPECIAL FACTORS – Board and Special Committee Recommendation” is incorporated herein by reference.

(b) Factors considered in determining fairness. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Fairness of the Reverse Stock Split,” “SPECIAL FACTORS – Factors in Support of the Reverse Stock Split,” “SPECIAL FACTORS – Factors Not in Support of the Reverse Stock Split,” “SPECIAL FACTORS - Fairness of the Purchase Price,” “SPECIAL FACTORS – Fairness to Unaffiliated Stockholders,” “SPECIAL FACTORS - Fairness Opinion of MidMarket Capital Advisors, LLC,” “SPECIAL FACTORS – Effects of the Reverse Stock Split,” “SPECIAL FACTORS – Material Federal Income Tax Consequences of the Proposed Transaction” and “SPECIAL FACTORS – Board and Special Committee Recommendation” is incorporated herein by reference.

(c) Approval of security holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Special Committee Recommendation with Respect to the Transaction,” “SUMMARY TERM SHEET – Fairness Opinion,” “SPECIAL FACTORS – Background of the Transaction,” “SPECIAL FACTORS – Fairness of the Purchase Price,” and “SPECIAL FACTORS – Fairness Opinion of MidMarket Capital Advisors, LLC” is incorporated herein by reference.

(e) Approval of directors. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Special Committee Recommendation with Respect to the Transaction,” “SPECIAL FACTORS – Background of the Reverse Stock Split,” “SPECIAL FACTORS – Fairness of the Transaction” and “SPECIAL FACTORS – Board and Special Committee Recommendation” is incorporated herein by reference.

(f) Other offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, opinion or appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Special Committee Recommendation with Respect to the Transaction,” “SPECIAL FACTORS – Background of the Reverse Stock Split” and “SPECIAL FACTORS – Fairness Opinion of MidMarket Capital Advisors, LLC” is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split,” and “SPECIAL FACTORS – Fairness Opinion of MidMarket Capital Advisors, LLC” is incorporated herein by reference.

(c) Availability of documents. The Fairness Opinion Report of MidMarket Capital Advisors, LLC will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company or his representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Sources of Funds and Other Consideration,” and “SPECIAL FACTORS - Estimated Costs, Fees and Expenses” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Estimated Costs, Fees and Expenses” is incorporated herein by reference.

(d) Borrowed funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Principal Stockholders” is incorporated herein by reference.

(b) Securities transactions. None.

Item 12. The Solicitation or Recommendation.

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Board of Directors Recommendation with Respect to the Transaction,” “VOTING AND REVOCABILITY OF PROXIES” and “SPECIAL FACTORS – Potential Conflicts of Interest” is incorporated herein by reference.

(e) Recommendations of others. None.

Item 13. Financial Information.

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(a) Financial Information. The financial information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Reports on Form 10-QSB for the periods ended March 31, 2006 and June 30, 2006 is incorporated herein by reference. The information set forth in the Proxy Statement under the captions “ABOUT THE COMPANY – Summary Financial Information” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

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(b) Pro forma information. Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. No persons have been employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

(b) Employees and corporate assets. Not applicable.

Item 15. Additional Information

(b) Other material information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference for the Annual Meeting of Shareholders.

(b) Not applicable.

(c)	(1) Fairness Opinion Report of MidMarket Capital Advisors, LLC, dated as of August 14, 2006
(2) Opinion of MidMarket Capital Advisors, LLC, dated as of August 14, 2006.

 (d) Not applicable.

 (f) Not applicable.

 (g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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October 10, 2006	PEGASUS COMMUNICATIONS CORPORATION
	By:	/s/ Scott A. Blank

Scott A. Blank Senior Vice President

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EXHIBIT INDEX

Exhibit	Description

(a)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference for the Annual Meeting of Shareholders.
(b)	Not applicable.
(c)(1)	Fairness Opinion Report of MidMarket Capital Advisors, LLC, dated as of August 14, 2006.
(c)(2)	Opinion of MidMarket Capital Advisors, LLC, dated as of August 14, 2006.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.